UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to

Commission File Number
1-37548

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Welbilt 401(k) Retirement Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Welbilt, Inc.
2227 Welbilt Boulevard
New Port Richey, FL 34655

REQUIRED INFORMATION
The following financial statements and schedules of the Welbilt 401(k) Retirement Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

WELBILT 401(k) RETIREMENT PLAN
Index to Financial Statements and Supplemental Schedule on Form 11-K
For the Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm

Plan Administrator
Welbilt 401(k) Retirement Plan
New Port Richey, Florida

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Welbilt 401(k) Retirement Plan (the "Plan") as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018 and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Wipfli LLP
Wipfli LLP
We have served as the Plan’s auditor since 2016.

La Crosse, Wisconsin
June 27, 2019

WELBILT 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Investments - Interest in Welbilt Master Trust	$219,171,530	$257,634,171
Receivables:
Employer contributions	32,428	148,658
Participant contributions	—	33,001
Interest	42,608	17,531
Notes receivable from participants	3,385,177	3,330,546
Total receivables	3,460,213	3,529,736
Net assets available for benefits	$222,631,743	$261,163,907

See accompanying notes to financial statements.

WELBILT 401(k) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018
Investment (loss) income:
Investment loss - Interest in net depreciation in fair value of Welbilt Master Trust	$(22,411,892)
Interest income on notes receivable from participants	171,577
Total investment loss, net	(22,240,315)
Contributions:
Employer	4,192,449
Participant	8,027,947
Rollovers	122,130
Total contributions	12,342,526
Transfers from other plan	6,445
Deductions:
Benefits paid to participants	(28,359,477)
Administrative expenses	(281,343)
Total deductions	(28,640,820)
Net decrease in net assets available for benefits	(38,532,164)
Net assets available for benefits at beginning of year	261,163,907
Net assets available for benefits at end of year	$222,631,743

See accompanying notes to financial statements.

WELBILT 401(k) RETIREMENT PLAN
Notes to Financial Statements

1. Plan Description

The following description of the Welbilt 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Effective January 1, 2016, the former parent of Welbilt Inc. (the "Company"), The Manitowoc Company, Inc. ("MTW"), spun off a portion of The Manitowoc Company, Inc. 401(k) Retirement Plan to create a separate plan known as the Manitowoc Foodservice, Inc. 401(k) Retirement Plan (the "MFS Plan"). On March 3, 2017, the Company filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation to effect a change of the Company’s name from "Manitowoc Foodservice, Inc." to "Welbilt, Inc." effective March 3, 2017 (the "Name Change"). In connection with the Name Change, the Company changed the name of the MFS Plan to the Welbilt 401(k) Retirement Plan effective March 6, 2017.

The Plan is a defined contribution profit sharing plan covering substantially all salaried and nonunion hourly employees of participating companies of the Company who are scheduled to work at least 20 hours per week and have completed one hour of service. Those who are not scheduled or if the Company does not reasonably expect the employees to complete at least 20 hours of service per week, become eligible to enter the plan on the earlier of: (a) the day after the first anniversary of the first day of covered employment, provided that at least 1,000 hours of service has been completed during that first year; or (b) the first day of the plan year that starts after 1,000 hours of service has been completed in any single plan year. Participating companies include the Company and all subsidiaries and affiliates of the Company, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company’s Retirement Plan Committee (the "Committee" and "Plan Administrator") is responsible for oversight of the Plan and consists of two sub-committees, the settlor sub-committee and the fiduciary sub-committee. The settlor sub-committee does not exercise any fiduciary duties, instead it acts in the interest of the Company by overseeing, maintaining and amending the Plan on behalf of the Company. The fiduciary sub-committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance. The entire Committee reports to the Company's Board of Directors.

Contributions

Employees are automatically entered into the Plan after eligibility, with a deferral of 5% of their compensation unless they affirmatively elect an alternative deferral amount or elect not to participate in the Plan. Employees’ contribution rates will increase 1% each plan year beginning with the second full year following the year they begin making deferrals to the Plan. Automatic contribution rates increase until the rate reaches a maximum of 6%. Participants may elect to change this deferral from 0% to 75% of eligible compensation up to a maximum contribution subject to limitations established by the Internal Revenue Service ("IRS"). Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The Plan allows direct rollovers from other qualified plans.

The Company matches employee contributions at the safe harbor match of 100% of the first 3% and 50% of the next 2% of eligible compensation. Rollovers are not matched. The Company may also provide a discretionary profit sharing contribution. The Company did not make any discretionary profit sharing contributions in 2018. Total annual contributions to a participant’s account are limited to the lesser of 100% of the participant’s compensation for the year or the maximum contribution allowable under the IRS regulations.

Participants’ Accounts

All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of investment options including common/collective trust funds, mutual funds and a money market fund.

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of plan earnings or losses, and is reduced for withdrawals and an allocation of investment expenses (based on account balances and participant investment elections). The benefit to which a participant is entitled is equivalent to the participant’s vested account balance.

Vesting

All employee contributions, employer safe harbor matching contributions and related earnings or losses are fully vested immediately. Additional employer contributions generally vest subject to a five-year graded vesting schedule. Participants have an ownership interest in these contributions based on the number of years of vesting service they complete.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company’s common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting their shares on any issue, BMO Harris Bank, N.A. ("BMO"), the trustee, votes the shares as directed by the Plan Administrator.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum for all outstanding loans of the lesser of $50,000 or 50% of their vested account balance. The notes are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Interest rates on existing loans as of December 31, 2018 range from 4.25% to 8.25%. Principal and interest are paid ratably through payroll deductions over a maximum period of five years.

Payment of Benefits

Vested benefits are available at normal retirement (generally age 65), disability retirement, death and termination of employment. Benefits are payable in one lump sum, direct rollover, equal installments over a period of years or an insurance company single premium nontransferable annuity contract. In addition, hardship distributions out of the participant’s voluntary contributions account are permitted if certain criteria are met. The Plan also allows for in-service distributions upon attaining age 59½. Distributions may be made as soon as administratively feasible.

Forfeitures

At December 31, 2018 and 2017, forfeited non-vested accounts totaled $102,859 and $19,409, respectively. These accounts can be used to pay Plan expenses, allocate as additional contributions to the Plan or reduce future employer contributions. For the year ended December 31, 2018, forfeited non-vested accounts were used to pay Plan expenses totaling $26,154 and to reduce employer contributions totaling $92,484.

Transfers to/from Other Plan

The Plan and the Company allow participants to transfer account balances between another plan sponsored by the Company when they transfer to a new division or their job status changes (i.e., union versus nonunion).

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are commingled with another plan of the Company in the Welbilt Master Trust (the "Master Trust").

Investments are measured and disclosed at fair value with the exception of direct fully benefit-responsive investment contracts which are measured and disclosed at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Committee determines the Plan’s valuation policies utilizing information provided by its investment advisor and trustee. See Note 4, "Fair Value Measurements" for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2018. If a participant ceases to make loan payments and the Plan Administrator deems the participant loan to be in default, and the participant has reached a distributable event, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Payment of benefits is recorded when paid.

Administrative Expenses

Administrative expenses and audit fees incurred by the Plan are paid from the assets of the Master Trust. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-
related expenses are either paid directly from the assets of the Master Trust or through revenue sharing and are included in administrative expenses.

Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018‑13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modifies the disclosure requirements of fair value measurements in Accounting Standards Codification Topic 820. The ASU is effective for all reporting periods beginning after December 15, 2019, with early adoption permitted. An entity may elect to early adopt any removed or modified disclosures upon issuance of this Update and delay the adoption of the additional disclosures until the effective date. The adoption of this ASU will impact disclosures within the the financial statements and such impact is not expected to be material.

In February 2017, the FASB issued ASU 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force). ASU 2017-06 clarifies presentation requirements for a plan’s interest in a master trust and requires more detailed disclosures of the plan’s interest in the master trust. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018 with early adoption permitted and will be applied retrospectively to each period where financial statements are presented. Adoption of this standard will impact the presentation within the financial statements, however, such impact is not expected to be material.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

3. Investments in the Master Trust

The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and another retirement plan sponsored by the Company. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by BMO.

The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income or loss, and less actual distributions and allocated administrative expenses. At December 31, 2018 and 2017, the Plan’s interest in the net assets of the Master Trust was approximately 81% and 80%, respectively.

Transfers in and out of the Master Trust and certain administrative expenses are specifically identified with the particular plan. Investment income or loss and certain administrative expenses relating to the Master Trust are allocated to the individual plans based on the ratio of the investment balances of the plans.

Net assets held by the Master Trust at December 31, 2018 and 2017 were as follows:

	2018	2017
Investments with fair value determined by quoted market price:
Common/collective trust funds	$53,274,008	$76,317,058
Mutual funds	215,439,701	247,145,748
Cash	844,574	1,105
Net assets of the Master Trust	269,558,283	323,463,911
Less: net assets allocated to the Welbilt Retirement Savings Plan	(50,386,753)	(65,829,740)
Net assets allocated to the Plan at fair value	$219,171,530	$257,634,171

Net investment loss recognized by the Master Trust for the year ended December 31, 2018 was allocated as follows:

2018
Investment loss:
Interest and dividends	$3,786,188
Net depreciation in fair value of investments	(32,092,514)
Less: investment expenses of the Master Trust	(76,352)
Total net investment loss of the Master Trust	(28,382,678)
Less: investment loss allocated to Welbilt Retirement Savings Plan	5,970,786
Net investment loss allocated to the Plan	$(22,411,892)

The changes in net assets for the Master Trust for the year ended December 31, 2018 were as follows:

2018
Interest and dividends	$3,786,188
Net depreciation in fair value of investments	(32,092,514)
Net investment loss	(28,306,326)
Investment expenses of the Master Trust	(76,352)
Net transfers	(25,522,950)
Decrease in net assets	(53,905,628)
Net assets at the beginning of year	323,463,911
Net assets at the end of year	$269,558,283

4. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Inputs other than quoted prices that are observable for the asset or liability.

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the quoted net asset value ("NAV") of shares held by the Plan at year end. The NAV is a quoted price in an active market.

Common/collective trust funds: Valued at NAV of units held by the Plan at year end, provided by the administrator of the fund. The NAV is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2018 and 2017:

	Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$215,439,701	$—	$—	$215,439,701
Investments measured at NAV (a)				53,274,008
Total assets at fair value				$268,713,709

	Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds	$247,145,748	$—	$—	$247,145,748
Investments measured at NAV (a)				76,317,058
Total assets at fair value				$323,462,806

(a) In accordance with ASC Subtopic 820-10, Fair Value Measurements, certain investments that were measured at NAV per share (or equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

5. Net Asset Value per Share

The following tables set forth additional disclosures of the Master Trust’s investments whose fair value is estimated using net asset value per share as of December 31, 2018 and 2017:

	Fair Value Estimated Using Net Asset Value
	Per Share as of December 31, 2018
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Welbilt Stock Fund (a)	$13,530,088	—	Daily	Written or telephone notice	1 day
Goldman Sachs Stable Value (b)	39,743,920	—	Daily	Written or telephone notice	1 day
Total	$53,274,008

	Fair Value Estimated Using Net Asset Value
	Per Share as of December 31, 2017
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
MTW Stock Fund (a)	$8,248,162	—	Daily	Written or telephone notice	1 day
Welbilt Stock Fund (a)	23,884,920	—	Daily	Written or telephone notice	1 day
Welbilt Stable Value Fund (b)	44,183,976	—	Daily	Written or telephone notice	1 day
Total	$76,317,058

(a) This is a single stock portfolio that tracks the performance of The Manitowoc Company, Inc. common stock or the Welbilt, Inc. common stock. The price of the stock can fluctuate from day to day and is designed for individuals who invest for the long term and can tolerate short-term volatility.
(b) The objective of this investment is to seek safety of principle and consistency of return while attempting to maintain minimal volatility.

6. Party-in-Interest Transactions

Transactions involving Welbilt Inc. common stock and notes receivable from participants are considered party-in-interest transactions. These transactions are not considered prohibited transactions under 29 CFR 408(b) of ERISA regulations.

Certain plan investments are common/collective trust funds, money market funds and guaranteed investment contracts managed by BMO. BMO is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. No fees were paid by the Plan to the trustee directly for administrative expenses and no fees were paid to the trustee through revenue sharing for the year ended December 31, 2018. The Plan paid fees directly to Morgan Stanley Global Banking for investment advisory services in the amount of $40,000, recordkeeping fees to OneAmerica in the amount of $229,268 and audit fees to Wipfli LLP in the amount of $12,075 for the year ended December 31, 2018.

7. Plan Termination

The Company intends to continue the Plan indefinitely; however, the Company reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions.

8. Tax-Exempt Status of the Plan

The Plan was submitted to the IRS for a new determination letter on January 27, 2017. A favorable determination letter was received from the IRS on December 18, 2017. Accordingly, the Plan is exempt from federal and state taxes under current provisions of their respective laws. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any tax periods in progress.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2018 and 2017 to Form 5500:

	2018	2017
Net assets available for benefits per the financial statements	$222,631,743	$261,163,907
Deemed distributions on defaulted loans	(43,296)	(62,506)
Pending distributions	(804,334)	(80,265)
Net assets available for benefits per Form 5500	$221,784,113	$261,021,136

The following is a reconciliation of the change in net assets available for benefits per the financial statement for the year ended December 31, 2018 to Form 5500:

2018
Net decrease in net assets available for benefits per the financial statements	$(38,532,164)
Change in deemed distributions on defaulted loans	19,210
Change in pending distributions	(724,069)
Change in net assets per Form 5500	$(39,237,023)

10. Risks and Uncertainties

The Master Trust’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE
Plan’s EIN #47-4625716 Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue,	Description of Investment Including Maturity
Borrower, Lessor,	Date, Rate of Interest, Collateral, Par, or
or Similar Party	Maturity Value	Cost	Current Value
Participant Loans*	4.25% to 8.25% notes, maturing through December 2023	$—	$3,385,177
Plan interest in Welbilt Defined Contribution Master Trust*	Master Trust	**	219,171,530
			$222,556,707
*     Denotes party-in-interest
**     Cost not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Welbilt 401(k) Retirement Plan

Date: June 27, 2019	By:	/s/ Joel H. Horn
Joel Horn
Executive Vice President, General Counsel and Corporate Secretary
Welbilt, Inc.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm